

August 4, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

> **Re: SeqLL, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2023**
> **File No. 001-40760**

Dear Daniel Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A, Filed August 1, 2023

SeqLL Inc.
Financial Statements, page F-2

1. We note you filed a Form 10-Q with June 30, 2023 interim financial statements. Please update the financial statements in the proxy to be as current as the most recent financial statements filed with the Commission. Refer to Rule 3-12(a) of Regulation S-X.

Daniel Jones
SeqLL, Inc.
August 4, 2023
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric M. Hellige